Pricing Supplement No. 3
Dated September 12, 2002
(to Prospectus dated November 28,
2001 and Prospectus Supplement
dated December 5, 2001)

Merck & Co., Inc.
Medium-Term Notes, Series E
Floating Rate Notes

The notes will be a further issuance of, and be consolidated with, Merck & Co., Inc.’s $66,059,000 Floating Rate Medium-Term Notes, Series E Due August 22, 2042, as part of Merck and Co., Inc.’s Series E Medium-Term Note Program.

Principal Amount:	$16,423,000

Trade Date:	September 12, 2002

Settlement Date (Original Issue Date):	September 17, 2002

Stated Maturity:	August 22, 2042

Interest Rate Basis:	3-month LIBOR

Spread:	Minus 45 basis points

Initial Interest Rate:	3-month LIBOR, determined as if the original issue date were an interest reset date, minus the spread

Interest Reset Dates:	Quarterly, on the 22nd day of each February, May, August and November, commencing November 22, 2002

Interest Payment Dates:	February 22, May 22, August 22 and November 22 of each year, commencing November 22, 2002

Issue Price:	100.00% of the principal amount (plus accrued interest from August 23, 2002)

Underwriter’s Discount:	1.00% of the principal amount

Net Proceeds to Merck:	99.00% of the principal amount (plus accrued interest from August 23, 2002)

Calculation Agent:	U.S. Bank Trust National Association

CUSIP:	58933NAW9

Optional Repayment Dates:	The notes will be repayable at the option of the holder on at least 30 days notice on the following optional repayment dates and at the following repayment prices:

Optional Repayment Date	Repayment Price

August 22, 2003	98.00%

August 22, 2004	98.00%

August 22, 2005	98.00%

August 22, 2006	98.00%

August 22, 2007	98.00%

August 22, 2008	99.00%

August 22, 2009	99.00%

August 22, 2010	99.00%

August 22, 2011	99.00%

August 22, 2012	99.00%

August 22, 2013 and on each third anniversary thereafter to maturity	100.00%

Optional Redemption:	The notes may be redeemed at any time, at the option of Merck, in whole or in part, in amounts of $1,000 or any multiple of $1,000, at the following redemption prices, if redeemed during the following 12-month periods:

Redemption Period	Redemption Price
August 22, 2032 through August 21, 2033	105.00%
August 22, 2033 through August 21, 2034	104.50%
August 22, 2034 through August 21, 2035	104.00%
August 22, 2035 through August 21, 2036	103.50%

August 22, 2036 through August 21, 2037	103.00%
August 22, 2037 through August 21, 2038	102.50%
August 22, 2038 through August 21, 2039	102.00%
August 22, 2039 through August 21, 2040	101.50%
August 22, 2040 through August 21, 2041	101.00%
August 22, 2041 through August 21, 2042	100.50%

Underwriter:	UBS Warburg LLC

Notes Used as Qualified Replacement Property:

Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic “operating corporation” that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “Passive Income Test”). A corporation will be considered an “operating corporation” if at the time the securities are purchased or before the end of the replacement period, as defined in Section 1042 of the Code, more than 50 percent of its assets are used in the active conduct of a trade or business. For these purposes, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “Affiliated Group”) for the purposes of computing the amount of passive investment income for purposes of Section 1042. Merck believes that it is an “operating corporation” and that less than 25 percent of its Affiliated Group’s gross receipts is passive investment income for the taxable year ending December 31, 2001. In making this determination, Merck has made certain assumptions and used procedures which it believes are reasonable. However, the calculation and characterization of certain types of income (as active or passive investment income) in certain of the Affiliated Group’s finance and insurance companies is not entirely clear as there are no Treasury regulations or rulings promulgated by the Internal Revenue Service (the “IRS”) that explain the calculation and characterization of such income in circumstances similar to those of Merck’s Affiliated Group. Even if such categories of income were treated as passive investment income, Merck believes that the Affiliated Group’s passive investment income did not exceed more than 25 percent of the Affiliated Group’s gross receipts for the taxable year ending December 31, 2001. No assurance can be given as to whether Merck will continue to meet the Passive Income Test. It is, in addition, possible that the IRS may disagree with the manner in which Merck has calculated the Affiliated Group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein. Investors that treat the notes as “qualified replacement property” are subject to special rules regarding their basis and holding period in the notes. Investors should consult their own tax advisors about the operation of the rules relating to qualified replacement property in their particular circumstances.

UBS WARBURG